UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                         OMB APPROVAL

                                                 OMB Number:          3235-0145
                                                 Expires:      October 31, 1997
                                                 Estimated average burden
                                                 hours................... 14.90


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                              VTX Electronics Corp.
                                 (Name of Issuer

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)


                       Edward Goodstein, TW Cable, L.L.C.,
               81 Excutive Boulevard, Farmingdale, New York 11735
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 1997
             (Date of Event which Requires Filing of this Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              SEC 1746 (12-91)
45120-1                                                                2/24/97

                                  SCHEDULE 13D


CUSIP No.                                        Page  2  of  _  Pages


    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TW Cable, L.L.C. - 11-3355710

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [x]
                                                                      (b)  [ ]

    3   SEC USE ONLY


    4   SOURCE OF FUNDS*

        00

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York


NUMBER OF        7   SOLE VOTING POWER
SHARES
BENEFICIALLY         4,950,000
OWNED BY
EACH
REPORTING
PERSON
WITH             8   SHARED VOTING POWER

                     0

                 9   SOLE DISPOSITIVE POWER

                     0

                10   SHARED DISPOSITIVE POWER

                     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,300,000 shares of Common Stock assuming conversion of all shares of convertible Preferred Stock and Warrants beneficially ownd by TW Cable, L.L.C.

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.24%, assuming conversion of all shres of Preferred Stock and exercise of all Warrants beneficially owned by TW Cable, L.L.C.

14      TYPE OF REPORTING PERSON*

        00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

45120-1                                                                2/24/97

Item 1.  Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock") of VTX Electronics Corp., a Delaware corporation (the "Company"), having a principal executive office located at 61 Executive Drive, Farmingdale, New York 11735. This statement also relates to the Cumulative Convertible Preferred Stock, par value $.01 (the "Convertible Preferred Stock") and Stock Subscription Warrants (the "Warrants"), which are convertible or exercisable by their terms into shares of the Common Stock.

Item 2.  Identity and Background

     This Statement is filed on behalf of TW Cable, L.L.C., a New York limited liability company (the "Purchaser") having a principal executive office at 81 Executive Drive, Farmingdale, New York 11735. The principal business of the Purchaser is the distribution of wire and cable throughout the United States.

     The name and business address of the sole member ("Controlling Person") of the Purchaser is as follows:

     Edward Goodstein
     Member
     TW Cable, L.L.C.
     81 Executive Drive
     Farmingdale, NY  11735

     During the last five years, neither the Purchaser nor the Controlling Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On  January  10,  1997,  Purchaser  entered  into the  Securities  Purchase
Agreement, by and among the Purchaser and the Owners of Preferred Stock and Subordinated Debentures, a copy of which is attached hereto as Exhibit 1 (the "Purchase Agreement"), pursuant to which Purchaser agreed to purchase, subject to the prior tender for sale, at least 90% of the 12,375 shares of the Company's issued and outstanding Convertible Preferred Stock and at least 90% of Secured Subordinated Debentures (the "Subordinated Debentures") issued by the Company having a face value of $2,615,000, together with Warrants to purchase 53,350,000 shares of Common Stock, for a total purchase price of $1,100,000.

     The funding of the purchase price was provided by TW Communication Corp. ("TW ComCorp"), an affiliate under common control with the Purchaser.

Convertible Preferred Stock

     The Convertible Preferred Stock is convertible into 4,950,000 shares of Common Stock at a conversion rate equal to the stated value of the Convertible Preferred Stock, $100 per share, divided by the conversion price of $.25 per common share, or 400 common shares for each share of Convertible Preferred Stock that is converted. Pursuant to the Certificate of Designation, Preferences and Rights with respect to the Convertible Preferred Stock each share of Convertible Preferred Stock entitles the holder thereof to cast 1,500 votes on all matters subject to a vote of the common stockholders of the Company other than with respect to the election of directors. The holders of the Convertible Preferred Stock, voting as a class, are entitled to elect seventy-five percent of the members of the Board of Directors.


45120-1                                                                2/24/97
                                        3

Warrants

     The Warrants to be purchased by the Purchaser pursuant to the Purchase Agreement are exercisable into an aggregate 53,350,000 shares of Common Stock at an exercise price of $.125 per share as follows: Warrants issued on November 30, 1995 ("November 1995 Warrants") exercisable into 19,800,000 shares of Common Stock, of which warrants to purchase 4,950,000 shares of Common Stock are currently exercisable through December 1, 2000 and warrants to purchase 14,850,000 shares of Common Stock become exercisable from April 1, 1999 through March 31, 2009 and Warrants issued on March 21, 1996 and June 19, 1996 to purchase 24,750,000 and 8,800,000 shares of Common Stock, respectively are exercisable from April 1, 1999 through March 31, 2009.

Item 4.  Purpose of Transaction

     The Purchaser entered into the Purchase Agreement for the purpose of acquiring control of the Company.

     On January 10, 1997, Purchaser agreed to purchase, pursuant to the Purchase Agreement, the outstanding Convertible Preferred Stock and up to $2,615,000 face amount of Subordinated Debentures, together with Warrants to purchase 53,350,000 shares of Common Stock of the Company, for a total purchase price of $1,100,000, subject to the prior tender of not less than 90% of the Convertible Preferred Stock and at least $2,353,000 face amount of the Subordinated Debentures on or before February 14, 1997.

     On January 10, 1997, the Board of Directors of the Company caused it and its wholly-owned subsidiary, Vertex Technologies, Inc. ("Vertex") to file bankruptcy petitions under Chapter 11 of the United States Bankruptcy Code (In Re VTX Electronics Corp., 897-80918 (Bankr., E.D.N.Y., 1997) (DTE-478); In Re Vertex Technologies, Inc., 897-80917 (Bankr., E.D.N.Y., 1997) (DTE-478).

     On February 14, 1997, Purchaser was notified that the Purchase Agreement had been executed by all of the holders of the Convertible Preferred Stock, the Subordinated Debentures and Warrants thereby satisfying a material condition to the conclusion of the transactions contemplated by the Purchase Agreement. The closing of the transactions contemplated by the Purchase Agreement will occur, subject to the approval of the U.S. Bankruptcy Court, on or before May 31, 1997.

     On December 30, 1996, in anticipation of entering into the Purchase Agreement, the Board of Directors of VTX, except for Albert Roth ("Roth"), Chairman of the Board and Chief Executive Officer of VTX, resigned. On January 10, 1997, upon execution of the Purchase Agreement by Purchaser, Roth appointed Edward Goodstein and Carl Palazzolo, a Vice President of TW ComCorp, as directors of the Company and Vertex.

     In addition to the Purchase Price, after the Plan of Reorganization is approved by the United States Bankruptcy Court, Purchaser will cause the redemption or will purchase most, if not all, of the $400,000 face amount of the Subordinated Debentures then outstanding or reduce the amount of such
Subordinated Debentures in payment for certain assets of the Company. Additionally, upon the emergence of the Company from bankruptcy, Purchaser will cause the Debentureholders to own in the aggregate such number of shares of Common Stock as shall equal to 10% of the Common Stock owned by Purchasers, but in no event more than 5% of the total amount of shares of Common Stock outstanding at that time.

     The Purchaser anticipates that it will submit a Plan of Reorganization to the Bankruptcy Court which will provide, inter alia, that the Purchaser will purchase all of the assets of Vertex's distribution business, including certain inventory, furniture and fixtures and intangible assets including contracts and customer lists.

Item 5.  Interest in Securities of the Issuer


45120-1                                                               2/24/97

     (a) After receipt of approval from the Bankruptcy Court and the consummation of the transactions contemplated by the Purchase Agreement, Purchaser will beneficially own 58,300,000 shares of the Company's Common Stock, of which 4,950,000 shares are issuable upon conversion of the Convertible Preferred Stock and 53,350,000 shares are issuable upon exercise of the Warrants. This represents 63.24% of the Company's outstanding shares of Common Stock giving effect to such transactions.

     (b) As of February 14, 1997, upon all the holders of the Convertible Preferred Stock and the Subordinated Debentures executing the Purchase Agreement, Purchaser received full power to vote, or direct the vote of the 4,950,000 shares of Convertible Preferred Stock beneficially owned by Purchaser.

     (c) During the past 60 days, Purchaser has entered into the transaction to purchase all of the Convertible Preferred Stock and the Subordinated Debentures and the Warrants of the Company which are convertible or exercisable by their terms into 58,300,000 shares of Common Stock of the Company.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the above-mentioned securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described elsewhere in this Statement and as set forth in the Purchase Agreement, to the best knowledge of the Reporting Persons, there exists no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits


         Exhibit 1 -  Securities Purchase Agreement, dated as of January 10,
                      1997, by and between the Purchasers and the Owners of Preferred Stock and Subordinated Debentures

         Exhibit 2 -  Escrow Agreement, dated as of January 10, 1997, among
                      Purchaser, the Owners of Preferred Stock and
                      Subordinated Debentures and Todtman, Young, Tunick, Nachamie, Hendler & Spizz, P.C., as Escrow Agent


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 24, 1997


                                                 TW CABLE, L.L.C.



                                              By:\s\ Edward Goodstein
                                                 -------------------------
                                                 Edward Goodstein, Member


45120-1                                                               2/24/97
                                        5